Mise

Profit and Loss by Month

January 2024 - October 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	YTD
Income											
Direct Sales	138,139	137,301	161,109	132,179	154,026	126,121	128,249	121,614	183,127	278,246	1,560,111
Refunds & Adjustments	-8,911	-11,983	-13,720	-10,515	-15,800	-21,065	-13,902	-12,574	-19,863	-52,641	-180,974
Shipping Income	2,318	3,060	3,582	5,696	6,855	4,705	4,910	5,045	7,350	8,153	51,674
Total Income	**131,547**	**128,378**	**150,971**	**127,360**	**145,081**	**109,761**	**119,257**	**114,085**	**170,614**	**233,758**	**1,430,812**
Cost of Goods Sold											0
Cost of goods sold											0
3PL	10,524	6,750	5,647	6,227	8,989	55,555	2,631	1,632	1,583	2,940	102,478
Affiliate Commissions	600	800	900	500	800	700		14	35		4,349
Duty											0
Material Costs	29,206	27,789	31,006	25,117	29,764	22,119	24,312	22,395	38,718	54,056	304,482
Merchant Service Fees	4,947	5,116	9,538	3,455	3,349	3,030	3,445	2,784	4,459	7,919	48,041
Return Fees	339	412	430	485	436	445	455	366	387	415	4,170
Shipping	13,100	24,434	11,190	23,561	11,021	2,209	2,000	11,634	10,992	20,665	130,805
Subcontractor expenses	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000			8,000
Total Cost of goods sold	**59,716**	**66,302**	**59,712**	**60,345**	**55,359**	**85,057**	**33,844**	**39,825**	**56,173**	**85,994**	**602,326**
Total Cost of Goods Sold	**59,716**	**66,302**	**59,712**	**60,345**	**55,359**	**85,057**	**33,844**	**39,825**	**56,173**	**85,994**	**602,326**
Gross Profit	**71,831**	**62,076**	**91,259**	**67,016**	**89,723**	**24,703**	**85,414**	**74,259**	**114,441**	**147,764**	**828,486**
Expenses											0
Advertising & Marketing	39,336	35,883	48,170	42,583	51,332	42,309	39,817	40,354	65,859	70,608	476,251
Bank fees & service charges	474	1,331	1,154	1,059		25	1,219	31	1,506	383	7,181
Business licenses				100					10		110
Contract labor	9,563	11,885	10,914	12,937	5,850	1,750	3,600	6,350	12,074	23,400	98,322
Customer Service	240	249	240	240	240	5,400					6,609
Employee benefits				17	17	17	17	17	17	17	119
Employee retirement plans	263	263	263	263	263	263	263	263	263	263	2,626
Group term life insurance				9	9	9	9	9	9	9	63
Health & accident plans				1,108	1,108	1,108	1,108	1,108	1,108	1,108	7,757
Worker's compensation insurance							206				206
Total Employee benefits	**263**	**263**	**263**	**1,397**	**1,397**	**1,397**	**1,602**	**1,397**	**1,397**	**1,397**	**10,770**
Events					732			500			1,232
Fuel											0
Insurance				1,001	1,001	1,001	1,001	1,001	1,001	6,199	12,205
Interest paid						2,333		1,140	2,342	2,595	8,409
Bond interest	915	886	857	828	798	769	738	708	677	646	7,824
Business loan interest	822	809	746	1,000	1,000	1,000	1,000	1,000	1,000	1,000	9,377
Credit card interest											0
LOC interest	1,267	2,693	1,561	2,564	2,564	2,564					13,212
Total Interest paid	**3,004**	**4,388**	**3,164**	**4,392**	**4,362**	**6,665**	**1,738**	**2,848**	**4,019**	**4,241**	**38,822**
Legal & Professional								392		551	943
Accounting Services	2,250	2,250	2,250	2,250	2,900	2,900	2,900	2,900	2,900	400	23,900
Legal Services	455	2,391		105							2,951
Total Legal & Professional	**2,705**	**4,641**	**2,250**	**2,355**	**2,900**	**2,900**	**2,900**	**3,292**	**2,900**	**951**	**27,794**
Marketing Events									274		274
Meals	30			272				1,092			1,395
Meals with clients	569	1,410	2,241	32	2,986	1,770	995		254	685	10,941
Travel meals	5		371	14	54	791	7	256	964	576	3,038
Total Meals	**604**	**1,410**	**2,612**	**318**	**3,040**	**2,561**	**1,002**	**1,349**	**1,218**	**1,261**	**15,374**
Memberships & subscriptions											0
Merchant account fees	225	209		334	326	325	1,514	1,092	1,083	815	5,922
Office expenses		44	154		154						351
Office supplies		17		323	58	353	344		116		1,209
Parking & tolls	49	124	146		31	173	27	21	62	274	907
Payroll expenses											0
Payroll services	64	70	70	144	76	70	64	76	70	82	786
Wages	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	75,000
Total Payroll expenses	**7,564**	**7,570**	**7,570**	**7,644**	**7,576**	**7,570**	**7,564**	**7,576**	**7,570**	**7,582**	**75,786**
Printing											0
Rent	121	121	121	121	121	121		1,505	1,119	2,261	5,610
Repairs & maintenance											0
Retirement Plan Administration	65	65	65	65	65	65	65	65	65	65	650
Shipping & postage	104		12		15	500	56	2,328	624	3	3,643
Software	550	581	191	671	1,348	4,011	2,764	2,113	4,601	9,402	26,232
Subcontractor Expenses											0
Design Fees											0
Returns Management											0
Total Subcontractor Expenses	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Supplies	-224	108		736	803	100	233	132	209	885	2,982
Taxes paid					624			540		2,177	3,341
Payroll taxes	838	796	796	819	819	3,531	819	646	639	639	10,342
State and Local											0
Total Taxes paid	**838**	**796**	**796**	**819**	**1,443**	**3,531**	**819**	**1,186**	**639**	**2,816**	**13,683**
Travel	8	2,863	4,049	3,365	2,291	705	1,875	7,141	1,789	1,939	26,024
Production and Development		4,798	4,426								9,223

Total Travel	8	7,661	8,474	3,365	2,291	705	1,875	7,141	1,789	1,939	35,247
Unapplied Cash Bill Payment Expense									0	0	0
Total Expenses	65,489	77,344	86,296	80,459	85,084	81,462	68,140	80,280	108,132	134,480	867,166
Net Operating Income	6,342	-15,268	4,964	-13,443	4,639	-56,758	17,274	-6,021	6,309	13,284	-38,680
Other Income											0
Interest Income								350			350
Total Other Income	0	0	0	0	0	0	0	350	0	0	350
Other Expenses											0
Charitable Contributions		3,244				3,824	227				7,295
Depreciation											0
Total Other Expenses	0	3,244	0	0	0	3,824	227	0	0	0	7,295
Net Other Income	0	-3,244	0	0	0	-3,824	-227	350	0	0	-6,945
Net Income	6,342	-18,512	4,964	-13,443	4,639	-60,582	17,047	-5,671	6,309	13,284	-45,624

Mise
Balance Sheet
As of October 31, 2024

	Total
	As of Oct 31, 2024
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking	42,466.24
Paypal Clearing	0.00
Shopify Clearing	2,849.84
Total Bank Accounts	$ 45,316.08
Other Current Assets	
Deposit	43,960.78
Inventory	396,301.30
Prepaid expenses	2,500.00
Total Other Current Assets	$ 442,762.08
Total Current Assets	$ 488,078.16
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-18,152.99
Computer Equipment	9,507.99
Furniture	1,257.00
Tooling	20,636.14
Total Fixed Assets	$ 13,248.14
Total Fixed Assets	$ 13,248.14
Other Assets	
SMBX Escrow	4,059.60
Total Other Assets	$ 4,059.60
TOTAL ASSETS	$ 505,385.90
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	25,865.27
Total Accounts Payable	$ 25,865.27
Credit Cards	
AMEX Credit Card	120,679.87
BBISM Card	5,300.00
Chase BLOC	167,973.22
Chase Ink	0.00
Chase CC - Erik	55,314.49

Chase CC Haehee		26,761.61
Total Chase Ink	$	**82,076.10**
Total Credit Cards	$	**376,029.19**
Other Current Liabilities		
Insurance Payable		7,943.04
Lines of credit		
AMEX LOC		0.00
Total Lines of credit	$	**0.00**
Out Of Scope Agency Payable		2,507.25
Retirement Contributions Payable		356.47
Sales tax to pay		1,140.08
Shopify Capital		81,523.14
Texas State Comptroller Payable		5,574.18
Total Other Current Liabilities	$	**99,044.16**
Total Current Liabilities	$	**500,938.62**
Long-Term Liabilities		
COLAB Loan Payable		47,850.00
Due to Studio Noyes		169,747.38
MESO Loan		106,015.62
SMBX Bond Payable		67,080.28
Wayflyer Loan		94,747.16
Total Long-Term Liabilities	$	**485,440.44**
Total Liabilities	$	**986,379.06**
Equity		
Owner draws		-94,933.07
Owner investments		366,081.19
Retained Earnings		-706,316.93
Net Income		-45,824.35
Total Equity	-$	**480,993.16**
TOTAL LIABILITIES AND EQUITY	$	**505,385.90**

Mise
Statement of Cash Flows
January - October, 2024

	Total
OPERATING ACTIVITIES	
Net Income	-45,624.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deposit	-43,960.78
Inventory	-93,523.03
Prepaid expenses	-2,500.00
Accounts Payable (A/P)	25,865.27
AMEX Credit Card	88,646.55
BBISM Card	5,300.00
Chase BLOC	-10,471.66
Chase Ink:Chase CC - Erik	9,410.94
Chase Ink:Chase CC Haehee	11,139.25
Insurance Payable	7,943.04
Lines of credit:AMEX LOC	8,868.32
Oregon Department of Revenue Payable	0.00
Out Of Scope Agency Payable	2,507.25
Retirement Contributions Payable	0.22
Sales tax to pay	65.19
Shopify Capital	81,523.14
Texas State Comptroller Payable	5,574.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 96,387.88**
Net cash provided by operating activities	**$ 50,763.53**
INVESTING ACTIVITIES	
Fixed Assets:Computer Equipment	-2,816.00
Net cash provided by investing activities	**-$ 2,816.00**
FINANCING ACTIVITIES	
COLAB Loan Payable	47,850.00
Due to Studio Noyes	4,227.71
MESO Loan	-17,107.85
SMBX Bond Payable	-32,972.11
Wayflyer Loan	-4,046.63
Owner draws	-61,556.33
Net cash provided by financing activities	**-$ 63,605.21**
Net cash increase for period	**-$ 15,657.68**
Cash at beginning of period	60,973.76
Cash at end of period	**$ 45,316.08**